Exhibit 99.1
FOR IMMEDIATE RELEASE — DECEMBER 22, 2008 — CALGARY, ALBERTA — PETROFLOW ENERGY LTD. (TSXV Symbol — PEF; AMEX Symbol — PED)
PETROFLOW ENERGY LTD. RECEIVES TORONTO STOCK EXCHANGE CONDITIONAL LISTING APPROVAL
CALGARY, (ALBERTA) December 22, 2008 — Petroflow Energy Ltd. is pleased to announce that the company’s common shares have been conditionally approved for listing on the Toronto Stock Exchange (TSX), subject to Petroflow fulfilling certain requirements. It is expected that Petroflow will be able to satisfy the requirements within the coming weeks and that the common shares will begin trading on the TSX in January.
Forward-Looking Statements
This news release contains statements that may constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation.
Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Petroflow and described in the forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “does not expect”, “is expected”, “anticipates”, “does not anticipate”, “plans”, “estimates”, “believes”, “does not believe” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or achieved) are not statements of historical fact and may be “forward-looking statements”. We assume no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change unless otherwise required under securities law.
Investor Awareness, Inc.
Tony Schor or James Foy
847-945-2222
www.investorawareness.com
Petroflow Energy Ltd.
John Melton, President & CEO
504-453-2926
Duncan Moodie, CFO
403-539-4311
www.petroflowenergy.com
The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.